FORM 53-901.F

SECURITIES ACT

                   MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.        Reporting Issuer

DONNER MINERALS LTD.
1360 – 605 Robson Street
Vancouver, BC V6B 5J3

Item 2.        Date of Material Change

February 9, 2004

Item 3.        Press Release

News release dated February 9, 2004 was issued in Vancouver, BC and disseminated through CCN Matthews.

Item 4.        Summary of Material Change

The Issuer announces that the Issuer has negotiated a non-brokered private placement in the amount of $2,000,000. These funds will be raised by the Issuer issuing a total of 12,500,000 units at a price of $0.16 per unit. Each unit is comprised of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share of the Issuer at a price of $0.20 for two years.

The Issuer has granted 3,700,000 incentive stock options to certain of its directors, officers and employees, exercisable at a price of $0.20 per common share for a period of two years.

The Issuer has also negotiated the re-pricing of 4,000,000 warrants currently exercisable at $0.44 per share until June 4, 2004 to $0.20 per share for the balance of the term. The terms of the warrants will also be amended, as required under TSX Venture Exchange policy, such that if the trading price of the Issuer’s shares exceeds $0.25 for ten consecutive trading days, the exercise period will be shortened to a period of 30 days.

Item 5.        Full Description of Material Change

The Issuer announces that the Issuer has negotiated a non-brokered private placement in the amount of $2,000,000. These funds will be raised by the Issuer issuing a total of 12,500,000 units at a price of $0.16 per unit. Each unit is comprised of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share of the Issuer at a price of $0.20 for two years. A portion of the units will be flow through units.

Finder's fees may be payable in cash, shares or warrants with respect to certain private placement subscribers and in accordance with the policies of the TSX Venture Exchange.

Certain shareholders of the Issuer will be completing in the next two weeks arranged sales of 5 million shares through the facilities of the TSX Venture Exchange. The proceeds from these sales will be used to partially fund the private placement described above.

The Issuer has granted 3,700,000 incentive stock options to certain of its directors, officers and employees, exercisable at a price of $0.20 per common share for a period of two years.

The Issuer has also negotiated the re-pricing of 4,000,000 warrants currently exercisable at $0.44 per share until June 4, 2004 to $0.20 per share for the balance of the term. The terms of the warrants will also be amended, as required under TSX Venture Exchange policy, such that if the trading price of the Issuer’s shares exceeds $0.25 for ten consecutive trading days, the exercise period will be shortened to a period of 30 days.

All of the above is subject to the approval of the TSX Venture Exchange.

Item 6.        Reliance on Section 85(2) of the Act

If the report is being filed on a confidential basis in reliance on Section 85(2) of the Act, state the reasons for such reliance.

N/A.

Item 7.        Omitted Information

N/A.

Item 8.        Senior Officers

HARVEY KEATS
PRESIDENT            Telephone: (604) 683-0564

Item 9.        Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 9 th day of February, 2004.

DONNER MINERALS LTD.

Per:

"Harvey Keats"
Harvey Keats,
President